 July 1, 2014

FILED AS EDGAR CORRESPONDENCE

Ms. Sheila Stout

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advantage Advisers Xanthus Fund, L.L.C. (File No. 811-09205) (the "Fund")

Dear Ms. Stout:

We are responding to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") received during the telephone conversation which took place on June 5, 2014 with respect to the annual shareholder report of the Fund on Form N-CSR for the period ended December 31, 2013 that was filed with the Commission on March 7, 2014. For your convenience, the substance of the Staff's comments is summarized below and is followed by the Fund's response.

1.	Comment: Please ensure that in future filings the audit opinion contained in the annual report of the Fund includes the city and state of the Fund's independent registered public accountant.

Response: The Fund confirms that such information will be included in future filings.

2.	Comment: In the Schedule of Securities Sold, Not Yet Purchased, please indicate which securities are non-incoming producing, as in the Schedule of Portfolio Investments.

Response: The Fund confirms that such information will be included in the Schedule Of Securities Sold, Not Yet Purchased in future shareholder reports.

3.	Comment: Please consider whether disclosure should be added to the Fund's shareholder reports regarding concentration of counterparty risk, in light of the fact that one counterparty is utilized as prime broker by the Fund.

Response: Additional disclosure from the Fund's offering memorandum relating to counterparty risk will be added to the Fund's shareholder reports.

4.	Comment: The second footnote to the Schedule of Portfolio Investments notes that approximately $210 million was invested in money market accounts. If any portion of these accounts is invested in money market funds or other short-term investments, please ensure that such investments are separately listed in the Schedule in future reports. Additionally, if any portion of the money market accounts is held as cash, please note in the footnote whether such cash is restricted.

Ms. Sheila Stout

July 1, 2014

Response: A portion of the amounts invested in the money market accounts may be invested in money market funds or other short term investments, and the Fund will disclose this in the Schedule of Portfolio Investments going forward. Disclosure will also be added to the second footnote to the Schedule of Portfolio Investments to indicate the portion of the cash that is restricted cash.

* * * *

The Fund acknowledges that: (i) the Commission is not foreclosed from taking any action with respect to the Fund's filing of its certified shareholder report on Form N-CSR; (ii) the Staff review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund will not assert the Commission's staff review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

If you have any further questions or comments, please do not hesitate to call me at (212) 756-2192.

Sincerely,

/s/ Karen Spiegel

Karen Spiegel